UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 2, 2021 titled “Leading Independent Proxy Firm ISS Recommends Shareholders Vote “For” Seven of Eight of GeoPark’s Highly Qualified Directors”

Item 1

FOR IMMEDIATE DISTRIBUTION

LEADING INDEPENDENT PROXY ADVISORY FIRM ISS RECOMMENDS SHAREHOLDERS VOTE “FOR” SEVEN OF EIGHT OF GEOPARK’S HIGHLY QUALIFIED DIRECTORS

ISS REPORT NOTES THAT DISSIDENT HAS NOT MADE A COMPELLING CASE FOR CHANGE

Bogota, Colombia – July 2, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today announced that the leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), has recommended that all GeoPark shareholders vote the WHITE proxy card “FOR” seven of eight of GeoPark’s highly qualified directors at the Company’s Annual General Meeting of Shareholders, scheduled for July 15, 2021.

In making its recommendation, ISS noted:

•	“The dissident has not made a compelling case for change.”

•	“The board has also been refreshed significantly over the past year and appears to be making a good-faith effort to improve corporate governance – together, these factors suggest the board is not beholden to the CEO as argued by the dissident.”

•	“GPRK is executing on a strategy that appears to be accepted by the market, has demonstrated flexibility and proactivity in the process, and appears to have made a good-faith effort to improve board composition and corporate governance.”

•	“The board is not only more independent, but three of the eight directors have been added within the past year, and a quarter of the board is now female (including the chair).”

•	“While GPRK has operations in several counties, it is clear that the focus remains on Colombia. GPRK recently acquired additional acreage in the core geography, appointed two Colombian directors in the past year, and has exited two other markets. These actions not only support the core operation but demonstrate a willingness to explore and execute on strategic alternatives.”

•	“[T]here does not appear to be an evident reason for shareholders to doubt GPRK's leadership or strategy at this juncture, and the dissident has not made a compelling case otherwise.”

“We are pleased that ISS recognizes the governance enhancements GeoPark has made over the past several years, including the significant refreshment of our Board with highly experienced and independent directors and a strong focus and oversight of our core assets in Colombia. ISS recognizes the Board’s important role in actively overseeing GeoPark’s proven strategy focused on low-cost, high-margin assets, which is delivering sustainable shareholder value and has resulted in a more than 18-year track record of growth and operational efficiency. We encourage GeoPark shareholders to vote for all of GeoPark’s nominees on the white proxy card,” said Sylvia Escovar, Independent Chair of GeoPark’s Board of Directors.

Consistent with GeoPark’s ongoing Board refreshment and corporate governance enhancements, Mr. Pedro Aylwin Chiorrini has resigned from the Board’s Nomination and Corporate Governance Committee, accelerating the Board’s transition to maintain fully independent Board committees. Following Mr. Aylwin’s resignation, the Nomination and Corporate Governance Committee, the Audit Committee and the Compensation Committee now consist solely of independent directors.

WE STRONGLY URGE YOU TO VOTE “FOR” ALL 8 OF OUR BOARD NOMINEES

TO PROTECT THE VALUE OF YOUR INVESTMENT

VOTE USING THE WHITE CARD TODAY

Your vote is important. Please discard any blue proxy cards you may receive from Gerry O’Shaughnessy. If you have already returned a blue proxy card, you can change your vote simply by voting by telephone or via the Internet by following the instructions on the enclosed WHITE proxy card or by signing, dating and returning a WHITE proxy card today. Only your latest-dated proxy card will be counted.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders, Call Toll-Free: (877) 750-8166

Banks and Brokers, Call Collect: (212) 750-5833

*Permission to use quotations neither sought nor obtained from ISS.

For further information, please contact:

INVESTORS:

Stacy Steimel ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

Innisfree M&A Incorporated
Scott Winter / Gabrielle Wolf
T: +1-212-750-5833

MEDIA:

Sard Verbinnen & Co.
Jared Levy / Kelsey Markovich GeoPark-SVC@sardverb.com

NOTICE

A copy of GeoPark’s proxy statement and related materials as furnished to the SEC is available at no charge on the SEC website at www.sec.gov. In addition, copies of the proxy statement and other documents may be obtained free of charge by accessing the Company’s website at www.geo-park.com or at www.envisionreports.com/GPRK/2021/1B327AP21E/default.htm?voting=true.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the composition of the Board of Directors, the Board’s evolution and diversification, GeoPark’s positioning to continue delivering consistent value and free cash flow and GeoPark’s focus on value creation for shareholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 2, 2021